Exhibit 8.1

List of Principal Subsidiaries

The following table sets out the details of our subsidiaries that are significant to us as of the date of this annual report.

Subsidiaries	Place of Incorporation
CreaVerse Group Limited	Cayman Islands
CreaVerse Group (BVI) Limited	BVI
CreaVerse Technology (Singapore) Pte. Limited	Singapore
CreaVerse Technology (HK) Limited	Hong Kong
Shenzhen Chaowan World Information Technology Co., Ltd.	PRC
Shenzhen Yiqi Culture Co., Ltd.	PRC
Hangzhou Yiqi Technology Development Co., Ltd.	PRC
Hundreds of Mountains Limited	BVI
Witty Digital Technology Limited	Hong Kong
Beijing Qimengdao Technology Co., Ltd.	PRC
Beijing Yiqi Culture Co., Ltd.	PRC
Shanghai Qimengdao Culture Co., Ltd.	PRC
Chongqing Qimengdao Cultural Communication Co., Ltd.	PRC
Shenzhen Qimengdao Trading Co., Ltd.	PRC
Beijing Qimengdao Cultural Communication Co., Ltd.	PRC
Xi’an Qimengdao Cultural Communication Co., Ltd.	PRC